EXHIBIT 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements

Consolidated

(Thousands of Dollars)

	12 months ended September 30,
		Years Ended December 31
	2007	2006	2005	2004	2003
Fixed charges, as defined:
Interest charges	$82,905	$88,426	$84,952	$84,746	$85,013
Amortization of debt expense and premium - net	6,771	7,741	7,762	8,301	7,972
Interest portion of rentals	1,674	1,802	2,394	2,443	4,452

Total fixed charges	$91,350	$97,969	$95,108	$95,490	$97,437

Earnings, as defined:
Income from continuing operations	$42,239	$72,941	$44,988	$35,453	$50,643
Add (deduct):
Income tax expense	26,427	41,986	25,764	21,506	35,340
Total fixed charges above	91,350	97,969	95,108	95,490	97,437

Total earnings	$160,016	$212,896	$165,860	$152,449	$183,420

Ratio of earnings to fixed charges	1.75	2.17	1.74	1.60	1.88
Fixed charges and preferred dividend requirements:
Fixed charges above	$91,350	$97,969	$95,108	$95,490	$97,437
Preferred dividend requirements (1)	—	—	—	—	1,910

Total	$91,350	$97,969	$95,108	$95,490	$99,347

Ratio of earnings to fixed charges and preferred dividend requirements	1.75	2.17	1.74	1.60	1.85

(1)	Preferred dividend requirements have been grossed up to their pre-tax level. Effective July 1, 2003, preferred dividends are included in interest expense with the adoption of SFAS No. 150.